Filed pursuant to Rule 424(b)(4)
Registration No. 333-208413

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated December 23, 2015)

24,803,450 Shares
______________________
CSRA INC.
______________________
Common Stock

This prospectus supplement supplements the prospectus dated December 23, 2015 (as supplemented to date, the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration No. 333-208413). This prospectus supplement is being filed to update and supplement the information in the Prospectus with certain selected information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on February 10, 2016 (the “Current Report”), including an excerpt of Exhibit 99.1 to the Current Report. Accordingly, we have attached the Current Report and the excerpt of Exhibit 99.1 to the Current Report to this prospectus supplement. Notwithstanding anything to the contrary set forth in the Current Report, the Current Report and the excerpt of Exhibit 99.1 to the Current Report are incorporated by reference herein.

The Prospectus and this prospectus supplement relate solely to the offer and sale from time to time of up to 24,803,450 shares of CSRA Inc. common stock, $0.001 par value per share, by the selling stockholders identified in the Prospectus. See “Selling Stockholders” in the Prospectus. The registration of the shares of common stock to which the Prospectus and this prospectus supplement relates does not require the selling stockholders to sell any of their shares of our common stock nor does it require us to issue any shares of common stock.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We will not receive any proceeds from the sale of the shares by the selling stockholders, but we have agreed to pay certain registration expenses, other than commissions or discounts of underwriters, broker-dealers, or agents. The selling stockholders from time to time may offer and sell the shares held by them directly or through underwriters, agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in the Prospectus. For more information, see “Plan of Distribution” in the Prospectus.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “CSRA.” On February 11, 2016 the closing sales price of our common stock as reported on the NYSE was $24.76 per share.

Because all of the shares of our common stock offered under the Prospectus and this prospectus supplement are being offered by the selling stockholders, we cannot currently determine the price or prices at which our shares may be sold under this prospectus.

Investing in our common stock involves risks. Before making a decision to invest in our common stock, you should carefully consider the matters described under “Risk Factors” beginning on page 19 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 12, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 10, 2016

CSRA INC.
(Exact name of Registrant as specified in its charter)

Nevada	001-37494	47-4310550
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3170 Fairview Park Drive	22042
Falls Church, Virginia	(Zip Code)
(Address of Principal Executive Offices)

Registrant’s telephone number, including area code 703-642-2000

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02    Results of Operations and Financial Condition.

On February 10, 2016, CSRA Inc. issued a press release reporting its preliminary financial results for the third quarter ended January 1, 2016. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference and made a part hereof.

CSRA management will discuss financial results in a conference call beginning at 5:00 p.m. Eastern Time on February 10, 2016.

This information contained in this report, including Exhibit 99.1, is “furnished” and not “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section. It may only be incorporated by reference in another filing under the Securities Exchange Act of 1934 or the Securities Act of 1933 only if and to the extent such subsequent filing specifically references the information incorporated by reference herein.

Item 9.01    Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is filed herewith.

Exhibit No.	Description
99.1	Earnings Press Release issued February 10, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

CSRA INC.

Dated: February 10, 2016	By: /s/ Lawrence B. Prior III
Lawrence B. Prior III
President and Chief Executive Officer

ALL INFORMATION CONTAINED IN THIS SUPPLEMENT WAS PREVIOUSLY INCLUDED IN EXHIBIT 99.1 TO THE CURRENT REPORT ON FORM 8-K
FURNISHED BY CSRA INC. ON FEBRUARY 10, 2016

CSRA Announces Financial Results for Third Quarter of Fiscal Year 2016

FALLS CHURCH, Va., Feb. 10, 2016 /PRNewswire/ --

•	GAAP revenues, operating income, and diluted earnings per share (EPS) increased with one month of combined operations of CSRA Inc. and SRA International, Inc.

•	Pro forma revenues decreased 5% compared to the third quarter of 2015

•	Pro forma adjusted EBITDA of $224M represented EBITDA margin of 17.7%

•	Pro forma bookings of $1.8 billion represent industry leading book-to-bill ratio of 1.4

•	Repurchased 1.8 million shares in December and January under $400 million share repurchase authorization

CSRA Inc. (NYSE: CSRA), a leading provider of next-generation IT solutions and professional services to government organizations, today announced financial results for the third quarter of fiscal year 2016, which ended January 1, 2016. The information contained in this release is preliminary and unaudited. CSRA expects to file its Form 10-Q for the third quarter early next week.
On November 27, 2015, CSRA became an independent company through consummation of the spin-off by Computer Sciences Corporation (CSC) of its U.S. public sector business. On November 30, 2015, CSRA completed its combination with SRA International, Inc. and began trading on the New York Stock Exchange under the ticker symbol "CSRA." All references to CSRA throughout this release include both of its primary operating subsidiaries, CSC Government Solutions LLC and SRA International, Inc.
"We are excited to begin operating and reporting as CSRA Inc., the leader in bringing information technology and mission solutions to the U.S. federal government," said Larry Prior, CSRA's President and CEO. "With our fourth consecutive quarter of strong bookings, we are building the underlying momentum in the business. Our positioning as the company best able to combine deep domain mission expertise with next generation IT delivery will offer significant growth opportunities for our shareholders and employees and lower costs and risk as we help our customers navigate their digital future."

Summary Operating Results

($ in millions, except for per share data)	Three Months Ended		Growth Rate
	1-Jan-16	2-Jan-15
GAAP revenue	$ 1,032	$ 999	3.3%
GAAP earnings before taxes	$ 59	$ 91	-35.4%
GAAP diluted EPS	$ 0.29	N/A	N/A

Pro forma revenue	$ 1,272	$ 1,340	-5.1%
Pro forma adjusted EBITDA	$ 224	N/A	N/A
Pro forma adjusted diluted EPS	$ 0.48	N/A	N/A

Note: Growth rates are calculated from the actual amounts, not the rounded amounts displayed in the table.

GAAP results reflect the operations of CSC Government Solutions LLC for the full reported period and SRA International, Inc. for the period from November 30, 2015 to January 1, 2016. GAAP revenue for the quarter was $1.03 billion, up 3.3 percent compared to the third quarter of fiscal year 2015 as a result of the addition of one month of operations of SRA International, Inc. GAAP net income from continuing operations before tax was $59 million, down from $91 million in the third quarter of fiscal year 2015, driven by $44 million in separation and merger costs. GAAP net income from continuing operations before tax also contained one month of intangibles amortization associated with the SRA merger, including the amortization expense associated with SRA's funded contract backlog, which was preliminarily valued at $65 million and is being amortized over one year. GAAP diluted earnings per share were $0.29. Diluted share count for the third quarter of fiscal year 2015 is not meaningful.
Because of the large number of separations and merger-related factors impacting the quarter, the company believes that pro forma adjusted results represent meaningful additional information to investors regarding fundamental business performance.  Pro forma adjusted results include a full period of SRA results; assess the impact of interest, intangibles amortization, pension, and other costs as if the separation and merger had occurred at the beginning of the period; and exclude costs directly associated with the separation and merger transactions and the ongoing integration process. The tables at the end of this document provide appropriate reconciliations from pro forma adjusted results to GAAP results. When analyzing CSRA's performance, investors and securities analysts should evaluate each adjustment in our reconciliation and use pro forma adjusted measures in addition to, and not as an alternative to, GAAP measures.
Pro forma revenue for the quarter was $1.27 billion, down 5.1 percent from $1.34 billion in the third quarter of fiscal year 2015. Major drivers of the year-over-year decline include a reduction on the Army Logistics Modernization Program as it transitions from development to maintenance and lower material purchases on several contracts with federal civilian agencies, partially offset by increases on some Intelligence and Health programs.
Pro forma adjusted EBITDA for the quarter was $224 million, representing a pro forma adjusted EBITDA margin of 17.7 percent. Third quarter pro forma adjusted EBITDA includes $4 million of stock-based compensation expense and $28 million of net pension-related income. The strong pro forma adjusted EBITDA performance was driven by a combination of non-recurring improvements in profitability on certain contracts, a stronger mix of direct labor, cost synergies realized from the SRA merger, and a change in the method of estimating pension income.
Pension income in the quarter was $7 million above the run rate in the first half of the fiscal year, primarily as a result of a change in the method used to estimate the service and interest cost components of pension income in the third quarter. The company anticipates that using the full yield curve in the estimation should improve the correlation between projected benefit cash flows and yield curve spot rates and provide a more accurate measurement of service and interest costs.
Pro forma adjusted EBITDA excludes transaction related costs such as investment banking, legal and accounting fees, as well as the costs to extinguish SRA's interest rate swaps and to redeem its bonds. It also exclude costs specifically related to merger integration, such as external consulting, IT system integration, and employee severance costs associated with the SRA merger, as well as the periodic mark-to-market adjustments to the pension plan.
Pro forma adjusted diluted earnings per share for the quarter were $0.48 based on a diluted share count of 165 million. Basic and diluted share counts for all GAAP and pro forma adjusted tables for the period ended January 1, 2016, are based on the weighted average share count over the period of November 30, 2015, the day of the spin-off and merger transactions, through January 1, 2016. Share count for the quarter was lower than anticipated as a result of the final share count calculations and the effect of share repurchases in the quarter. The additional pension income associated with the change in estimation method and the lower share count together added $0.04 to pro forma adjusted diluted earnings per share in the quarter. Pro forma adjusted diluted earnings per share include a non-cash depreciation and amortization expense of $50 million but exclude the intangibles amortization expense associated with SRA's funded contract backlog. Pro forma adjusted diluted earnings per share are calculated assuming an effective tax rate of 39 percent, the company's estimated long-term rate.

Segment Operating Results
CSRA delivers IT, mission, and operations-related services across the U.S. federal government through two reportable segments—Defense and Intelligence, which supports customers in the Department of Defense (DoD)

and Intelligence Community, and Civil, which supports customers in homeland security, civil, law enforcement, and healthcare agencies as well as certain state and local government agencies. The following table summarizes revenue by reportable segment:

(in millions)	Three Months Ended		Growth Rate
	1-Jan-16	2-Jan-15
Pro forma revenue
Defense and Intelligence	$ 545	$ 625	-12.8%
Civil	$ 727	$ 716	1.6%
Total pro forma revenue	$ 1,272	$ 1,341	-5.1%
Historical SRA revenue for periods prior to November 30, 2015	(240)	(342)
Total revenue	$ 1,032	$ 999	3.3%

Note: Growth rates are calculated from the actual amounts, not the rounded amounts displayed in the table.

For the three months ended January 1, 2016, pro forma Defense and Intelligence segment revenues decreased by $80 million, or 12.8 percent compared to the same period of the prior year. A major source of this decline was our Army Logistics Modernization Program, which is transitioning to a maintenance phase after a very successful, large-scale software deployment. In addition, lower material purchases on Navy contracts, the sale of the Welkin business, and the wind down of Army Overseas Contingency Operations (OCO) work outweighed the ramp up on new Intelligence programs.
For the three months ended January 1, 2016, pro forma Civil segment revenues increased by $11 million, or 1.6 percent as compared to the same period of the prior year. New program starts and program expansions, primarily in Health, more than offset reductions in material purchases on several federal civilian contracts.
The company intends to provide segment operating income in future periods. Operating income provides useful information to CSRA's management for assessment of CSRA's performance and results of operations and is one of the financial measures utilized to determine executive compensation. The complexity of the one-time charges associated with the spin-off and merger transactions make pro forma adjusted operating income less meaningful for the current quarter.

Cash Management and Capital Deployment
As of January 1, 2016, the company had $204 million in cash and cash equivalents, an increase of $194 million compared to the end of the prior quarter.  With $200 million of drawn revolver and $2.8 billion of term-loan debt at quarter end, management believes the company's steady cash flows and $500 million of undrawn revolver capacity create a capital structure that provides substantial liquidity and flexibility to manage the business.
Due to the complex nature of the spin-off and merger transactions, the company deemed it impractical to generate a pro forma adjusted cash flow statement, so all cash flow impacts are stated on a GAAP basis. The third quarter cash flow statement reflects a number of unique items, the most significant of which are reflected in cash flows from investing and financing activities. The company received funding from CSC prior to the spin-off to bring CSRA's cash balance to $300 million. Then, on the dates of the spin-off and merger, the company received $3 billion of new debt financing and used it to pay off SRA's existing debt and hedges, distribute the cash portion of the merger consideration to SRA shareholders, fund the special dividend to CSC shareholders, and pay SRA's transaction-related expenses.
Large GAAP operating payments include $30 million to CSC, the first of five annual payments under the Intellectual Property agreement that governs inter-company proprietary information sharing, and more than $20 million in transaction fees to investment banks and other advisory firms. Accounts receivable increased by about $20 million compared to the usual run rate due to normal seasonal slowdown in payment. As a result, days sales outstanding for the quarter were 55 days.

On November 30, 2015, CSRA's Board of Directors declared a quarterly cash dividend of $0.10 per share on CSRA's common stock. The first quarterly dividend was paid after the third quarter close on January 26, 2016 to CSRA stockholders of record at the close of business on January 5, 2016. Also on November 30, 2015, CSRA's Board of Directors authorized up to $400 million for repurchases of outstanding shares of its common stock, effective immediately through March 31, 2019. Through the end of the quarter, the company repurchased $37 million of shares on the open market, which is reflected as a cash outflow from financing activities. The dividend and stock repurchase programs are part of the company's overall strategy for capital allocation to maximize shareholder value.

Contract Awards
Pro forma contract awards (bookings) totaled $1.8 billion in the third quarter, representing a pro forma book-to-bill ratio of 1.4x. The third quarter marked the fourth consecutive quarter with a pro forma book-to-bill ratio in excess of 1.0x. Pro forma contract awards for the trailing twelve-month period totaled $7.0 billion, representing a pro forma book-to-bill ratio of 1.3x. New business awards constituted about one-quarter of the total awards in the third quarter and one-third of the total awards in the trailing twelve months.
Included in the quarterly bookings were four single-award prime contracts in excess of $100 million in total contract value:

•
DC-1 Contract. The Department of Homeland Security (DHS) awarded CSRA a single award, Indefinite Delivery, Indefinite Quantity contract with a maximum value of $967 million over 54-months to extend current work in support of the agency's Data Center 1. Under the new contract any DHS component may award task orders for an array of managed services, private cloud offerings, hardware and software, network and security infrastructure, applications support, and project management. With services focused on the as-a-service model and CSRA's exclusive private cloud, this contract will provide a unique combination of flexibility and technical capabilities to evolve with technology and mission needs as well as the highest levels of security and value.

•
Army National Guard, Enterprise Operations and Security Services (ARNG EOSS) III. Under a task order with a potential value of $247 million over five years, CSRA will continue to provide 24x7 network operations and cyber security solutions to support 105,000 EOSS users worldwide. Through the EOSS III program, the ARNG provides the operation, modernization, expansion, and further evolution of enterprise network services and cyber security via GuardNet to provide mission command support across all ARNG locations and missions. CSRA will support the ARNG with the operation and maintenance of GuardNet and protect the security of its data and network through the Network Operations and Security Center.

•
Administrative Office of the US Courts (AOUSC) Support. Under a task order with a potential value of $115 million over five years, CSRA will provide full software development lifecycle expertise for a variety of applications supporting probation and pre-trial services and electronic court filings. The services include program and project management, business requirements analysis, solutions architecture, software engineering, COTS/GOTS support and the development of new solutions as needed. As part of the program, CSRA will expand its level of effort supporting the AOUSC Department of Program Services (DPS) Case Management Systems Office (CMSO) as it transitions all application development to Agile methodologies leading to the implementation of the Scaled Agile Framework® (SAFe®) and Development/Operations (DevOps) methodologies.

•
Department of Veterans Affairs (VA) Intake, Conversion, and Mail Handling Services (ICMHS). CSRA was awarded the ICMHS program to improve the Veterans Benefits Administration's paperless processing of veterans' disability claims by reducing the time required to establish, develop, rate, adjudicate, and pay the claims. CSRA will receive benefits claims material, convert the claims into paperless content, and help upload and process the material into the VA's benefit management system. The five-year prime task order, which is valued at $233 million if all options are exercised, represents new work for CSRA.

The company's backlog of signed business orders at the end of third quarter of fiscal year 2016 was $15.3 billion, of which $2.6 billion was funded. As compared to the pro forma backlog at the end of the third quarter of fiscal year 2015, total backlog increased 6 percent.

Forward-looking Statements
All statements in this document that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements represent CSRA's intentions, plans, expectations and beliefs, including statements about network and asset protection and improving mission-critical functions. The forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside the control of CSRA. These factors could cause actual results to differ materially from such forward-looking statements. For a written description of these factors, see the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Computer Sciences GS" in CSRA's Quarterly Report for the Fiscal Quarter Ended October 2, 2015 and any updating information in subsequent SEC filings. CSRA disclaims any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.
In particular, our defined benefit pension plans are currently underfunded based on U.S. GAAP accounting methodologies and our pension funding requirements could increase significantly due to a reduction in funded status as a result of a variety of factors, including weak performance of financial markets, declining interest rates, changes in laws or regulations, changes in assumptions or investments that do not achieve adequate returns. Our future funding requirements for our U.S. defined benefit pension plans depend upon the future performance of assets placed in trusts for these plans, the level of interest rates used to determine funding levels, the level of benefits provided for by the plans and any changes in government laws and regulations. Future funding requirements generally increase if the discount rate decreases or if actual asset returns are lower than expected asset returns, assuming other factors are held constant.
Additionally, in connection with our spin-off from our former parent company, we rely on information we receive from that company to make certain calculations that are important to our external financial reporting.  For example, we rely on that company to supply us with the number of CSRA options held by employees of Computer Sciences Corporation ("CSC")  whose CSC option awards were converted into options to purchase both CSC shares and CSRA shares at the time of the spin-off, which we use among other things in calculating our diluted earnings per share. We also rely on that company for other information including certain historical tax assets and liabilities and cash balances for pass-through payments made by certain customers and third parties to CSC accounts.  We expect our dependence on information supplied by that company to diminish over time, but until then we will have limited ability to control the quality, accuracy or timeliness of the information we receive from that company.
For a written description of these and other important factors, see the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Computer Sciences GS" in CSRA's Registration Statement on Form S-1 filed December 9, 2015, as amended, and any updating information in subsequent SEC filings. CSRA disclaims any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.

CSRA INC. COMBINED CONDENSED BALANCE SHEETS (preliminary and unaudited)

	As of
(Dollars in thousands)	January 1, 2016	April 3, 2015
Current assets
Cash and cash equivalents	$204,469	$4,979
Receivables, net of allowance for doubtful accounts of $20,429 (fiscal 2016) and $14,733 (fiscal 2015)	740,511	696,727
Prepaid expenses and other current assets	133,023	92,665
Total current assets	1,078,003	794,371

Intangible and other assets
Goodwill	2,344,457	802,582
Customer-related and other intangible assets, net of accumulated amortization of $167,221 (fiscal 2016) and $150,295 (fiscal 2015)	902,799	33,405
Software, net of accumulated amortization of $93,030 (fiscal 2016) and $75,544 (fiscal 2015)	38,769	35,261
Other assets	72,275	58,931

Total intangible and other assets	3,358,300	930,179

Property and equipment, net of accumulated depreciation of $792,539 (fiscal 2016) and $696,796 (fiscal 2015)	501,174	436,732
Total assets	$4,937,477	$2,161,282

Current liabilities
Accounts payable	$144,124	$130,551
Accrued payroll and related costs	217,703	109,539
Accrued expenses and other current liabilities	468,522	440,606
Current capital lease liability	27,871	21,351
Current maturities of long-term debt	80,000	—
Dividends payable	16,252	—
Total current liabilities	954,472	702,047

Commitments and contingent liabilities

Long-term debt, net of current maturities	2,871,906	—
Noncurrent capital lease liability	111,928	129,933
Noncurrent deferred income tax liabilities	194,931	153,297
Other long-term liabilities	576,008	80,957
Equity
Net Parent investment, prior to Spin-Off	—	1,067,492
CSRA Stockholders' Equity:
Common stock, $0.001 par value, 750,000,000 shares authorized, 162,621,486 shares issued and outstanding	162	—
Additional paid-in capital	160,946	—
Earnings retained for use in business	15,215	—
Accumulated other comprehensive income (loss)	29,877	(405)
Total CSRA stockholders' equity	206,200	1,067,087
Noncontrolling interests	22,032	27,961
Total equity	228,232	1,095,048
Total liabilities and equity	$4,937,477	$2,161,282

CSRA INC. COMBINED CONDENSED STATEMENTS OF OPERATIONS (preliminary and unaudited)

	Three Months Ended		Nine Months Ended
(Dollars in thousands)	January 1, 2016	January 2, 2015	January 1, 2016	January 2, 2015
Revenue	$1,031,572	$997,486	$2,955,522	$3,061,863
Related party revenue	740	1,547	4,775	6,765
Total revenue	1,032,312	999,033	2,960,297	3,068,628

Cost of services	815,906	814,048	2,343,792	2,463,687
Related party cost of services	740	1,547	4,775	6,765
Total cost of services (excludes depreciation and amortization)	816,646	815,595	2,348,567	2,470,452
Selling, general and administrative expenses	50,094	53,037	134,846	144,778
Depreciation and amortization	45,310	33,225	112,976	104,272
Separation and merger costs	43,694	—	99,979	—
Interest expense, net	13,646	5,354	24,599	16,563
Other expense (income), net	4,397	1,276	(16,688)	3,641
Total costs and expenses	973,787	908,487	2,704,279	2,739,706

Income from continuing operations before taxes	58,525	90,546	256,018	328,922
Income tax expense	7,093	33,900	84,891	122,696
Income from continuing operations	51,432	56,646	171,127	206,226
Loss from discontinued operations, net of taxes	—	(288)	—	(1,711)
Net income	51,432	56,358	171,127	204,515
Less: noncontrolling interests	2,990	1,220	12,119	10,477
Net income attributable to CSRA common stockholders	$48,442	$55,138	$159,008	$194,038

Earnings (loss) per common share
Basic:
Continuing operations	$0.30	$0.40	$0.98	$1.39
Discontinued operations	—	—	—	(0.010)
	$0.30	$0.40	$0.98	$1.38

Diluted:
Continuing operations	$0.29	$0.40	$0.97	$1.39
Discontinued operations	—	—	—	(0.010)
	$0.29	$0.40	$0.97	$1.38

Cash dividend per common share	$0.10	$—	$0.10	$—

CSRA INC. COMBINED CONDENSED STATEMENTS OF CASH FLOWS (preliminary and unaudited)

(Dollars in thousands)	Nine Months Ended
	January 1, 2016	January 2, 2015
Cash flows from operating activities
Net income	$171,127	$204,515
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	112,976	104,272
Stock-based compensation	8,134	13,013
Net (gain) loss on dispositions of businesses and assets	(7,188)	1,804
Amortization of above market contract intangibles	6,870	7,416
Amortization of debt issuance costs	995	—
Other non-cash charges, net	275	—
Changes in assets and liabilities, net of acquisitions and dispositions:
Decrease in assets	149,695	10,809
(Decrease) Increase in liabilities	(68,080)	55,493
Cash provided by operating activities	374,804	397,322

Cash flows from investing activities
Purchases of property and equipment	(92,470)	(43,593)
Software purchased and developed	(12,932)	(2,926)
Payments for acquisitions, net of cash acquired
Payments for acquisitions, net of cash acquired	(341,606)	(35,514)
Extinguishment of SRA long-term debt and costs	(1,100,698)	—
Reimbursement of SRA-related expenses	(29,885)	—
Proceeds from business dispositions	34,001	3,000
Proceeds from disposals of assets	2,644	4,571
Other investing	(10,414)	—
Cash used in investing activities	(1,551,360)	(74,462)

Cash flows from financing activities
Borrowings under revolving credit facility	200,000	—
Borrowings from other long-term debt	2,800,000	—
Debt issuance costs	(56,415)	—
Repurchase of CSRA common stock	(36,830)	—
Special Dividend payment	(1,147,807)	—
Repayment of transitory note	(350,038)	—
Payments on lease liability	(13,158)	(22,903)
Payments to noncontrolling interest	(18,000)	(16,998)
Net contribution to CSC	(10,425)	(279,419)
Other financing activities	8,719	—

Cash provided by (used in) financing activities	1,376,046	(319,320)

Net increase in cash and cash equivalents	199,490	3,540
Cash and cash equivalents at beginning of period	4,979	3,979
Cash and cash equivalents at end of period	$204,469	$7,519

Non-GAAP Financial Measures
The following tables reconcile non-GAAP measures to the most directly comparable financial measures calculated and presented in accordance with GAAP. Also presented are the company's non-GAAP results, which exclude certain items that management believes are not indicative of the company's operating performance. CSRA management believes that these non-GAAP financial measures provide useful information to investors regarding the company's financial condition and results of operations as they provide another measure of the company's profitability and ability to service its debt and are considered important measures by financial analysts covering CSRA.

Pro Forma Adjusted Income Statement
Because of the large number of merger and separation-related factors impacting the quarter, the company believes that pro forma adjusted results represent meaningful additional information to investors regarding fundamental business performance.  Pro forma adjusted results include a full period of SRA results; assess the impact of interest, intangibles amortization, pension, and other costs as if the separation and merger had occurred at the beginning of the period; and exclude costs directly associated with the separation and merger transactions and the ongoing integration process. When analyzing CSRA's performance, investors and securities analysts should evaluate each adjustment in our reconciliation and use pro forma adjusted measures in addition to, and not as an alternative to, GAAP measures.

CSRA INC.
PRO FORMA ADJUSTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)

(Amounts in millions)	CSRA Three Months Ended January 1, 2016	Historical SRA October 1, 2015 to November 29, 2015	Effect of Spin-Off and Merger		Pro Forma for Spin-off and Merger
Revenue	$ 1,032	240	0	A	$ 1,272

Cost of services	817	190	(31)	A	976
Selling, general and administrative expenses	50	23	(1)	A	73
Depreciation and amortization	45	8	(3)	A	50
Separation and merger costs	44	30	(74)	B	-
Interest expense, net	14	44	(29)	C	29
Other	4	-	-		4
Total costs and expenses	$ 974	295	(137)		$ 1,131
		-	-		-
Income (loss) from continuing operations before taxes	59	(55)	137		140
Income tax expense (benefit)	7	(18)	52		41
Net income (loss)	51	(37)	85		99
Less: noncontrolling interests	3	-	-		3
Net income attributable to parent	$ 48	(37)	85		$ 96

Pro Forma Revenue	$ 1,272

Pro Forma Total Costs and Expenses	1,131
Integration and Other Costs	5	D
Pro Forma Adjusted Total Costs and Expenses	$ 1,136

Pro Forma Adjusted Income (loss) from continuing operations before Taxes	135
Pro Forma Adjusted Income tax expense	53	E
Pro Forma Adjusted Net income	82
Less: Non-controlling interest	3
Pro Forma Adjusted Net income attributable to parent	$ 80

Pro Forma Adjusted Net income per common share
Basic	$ 0.49
Diluted	$ 0.48
Weighted Average number of shares outstanding
Basic	162
Diluted	165

The unaudited pro forma condensed combined income statements reflect the following adjustments:
The following adjustments are intended to reflect the operations of CSRA as if the Spin-Off and Mergers occurred on March 29, 2014.

A.	Revenue, Costs of services, Selling, general and administrative expenses, Depreciation and amortization:
(1)
Includes the additional net cost associated with the Intellectual Property Matters Agreement dated as of November 27, 2015, which CSRA entered into with CSC, and which is attached as Exhibit 10.4 to CSRA's Current Report on Form 8-K filed on December 2, 2015. The adjustment also includes the removal of depreciation and other costs associated with intellectual property previously allocated to the Computer Sciences GS Business.

(2)	Includes net periodic benefits, and mark-to-market gains and losses, for pension and postretirement benefit plans transferred to CSRA by CSC as a result of the Spin-Off.
(3)	Includes the adjustment to Cost of services for the addition of facility costs related to the 3170 Fairview Park Drive building, which transferred to CSRA as part of the Spin-Off.
(4)
Include adjustments for the amortization of customer relationships and technology intangibles based on the purchase price allocation estimated fair value and estimated useful lives of such assets of fifteen and four-and-one-half years, respectively.

B.	Reflects the adjustment to remove investment banking, advisory consultants, and other costs incurred during the three months ended January 1, 2016 related to the Spin-Off and Merger.
C.
Reflects the adjustment to interest expense to give effect to the $1,500 of indebtedness for the Spin-Off, and an additional indebtedness of $1,500 related to the Mergers. Additionally, an adjustment was made to eliminate the interest on SRA historical debt, which was extinguished with the proceeds of the planned borrowings.

D.
Reflects adjustments for employee severance and other integration-related costs incurred subsequent to Spin-Off and Merger offset by the removal of mark-to-market pension gains added in the "Effects of Spin-Off and Merger" column.

E.	Reflects an estimated long-term income tax rate of 39%, based on blended federal and state statutory income tax rates.

Adjusted EBITDA
CSRA defines adjusted EBITDA as revenue less cost of services and selling, general, and administrative (SG&A) costs. In addition, adjusted EBITDA excludes periodic mark-to-market adjustments to the pension plan as well as certain non-cash items such as stock-based compensation expense. For the current quarter, pro forma adjusted EBITDA includes the same adjustments as made to the income statement above, such as including a full period of SRA results and excluding transaction related costs such as investment banking, legal and accounting fees, as well as the costs to extinguish SRA's interest rate swaps and to redeem its bonds. It also exclude costs specifically related to merger integration, such as external consulting, IT system integration, and employee severance costs associated with the SRA merger.

CSRA INC.
PRO FORMA ADJUSTED EBITDA (preliminary and unaudited)

(Amounts in millions)	CSRA Three Months Ended January 1, 2016	Historical SRA October 1, 2015 to November 29, 2015(a)	Effects of Spin Off and Merger	Pro Forma for CSRA Inc.
Income (loss) from continuing operations	$ 51	(37)	66	$ 80
Interest expense, net	14	44	(29)	29
Tax expense on income	7	(18)	52	41
Depreciation and amortization	45	8	(3)	50
Amortization of contract-related intangibles	2	-	-	2
Stock-based compensation	4	1	(1)	4
Restructuring costs	-	0	-	0
Foreign currency loss	-	-	-	-
Pension and post-retirement actuarial losses (gains), settlement losses, and amortization of other comprehensive income	2	-	16	18
Gain on disposition	-	-	-	-
Separation and CSRA merger costs	44	30	(74)	-

Adjusted EBITDA	$ 169	29	26	$ 224